Exhibit 1.3

March 4, 2003

Olympus Securities, LLC

900 Third Avenue

26th Floor

New York, NY  10022

Attn:  James Carrazza, President

Dear Mr. Carrazza:

This letter will serve to document the fee arrangement between Microvision, Inc. (the “Company”) and Olympus Securities, LLC (“Olympus”) regarding Olympus’ involvement in the proposed purchase of common stock and warrants by Vertical Ventures and Zimmer Lucas and their investors on March 5, 2003 (the “Transaction”).

Upon closing and receipt of all funds of the Transaction, the Company will pay Olympus a fee in cash of $225,000.

The Company agrees to indemnify Olympus and its directors, officers, shareholders, and employees (the “Indemnified Parties”) from and against any claims, actions, suits, proceedings, damages, liabilities and expenses incurred by such Indemnified Party arising out of the Transaction and which is based upon third party claims of: (i) rights to participate in the Transaction; or (ii) rights of fees based upon the closing of the Transaction.  Notwithstanding anything to the contrary contained herein, the Company’s above indemnification obligations shall not apply to: (a) the gross negligence or willful misconduct of any Indemnified Party and (b) any claims for fees asserted by Vertical Ventures and Zimmer Lucas.  Olympus agrees to indemnify and hold harmless the Company, its officers, directors, shareholders and employees from any claims for fees from Vertical Ventures and Zimmer Lucas, its agents or affiliates.

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If this fee arrangement is acceptable to you, please countersign the one copy of this letter and return it to the Company in the enclosed prepaid return envelope.

Yours very truly,

/s/ Richard Rutkowski
Richard Rutkowski
Chief Executive Officer

RAR:pml

Enclosures

Acknowledged and Agreed:

OLYMPUS SECURITIES, LLC

By:	/s/ James Carrazza
James Carrazza, President